# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MeiraGTx Holdings plc, CIK 0001735438
CUSIP: G59665102
Title of class of securities: Ordinary Shares, nominal value $0.00003881 per share
Address of issuer's principal executive offices: 655 Third Avenue, Suite 1115, New York, New York (NY), 10017
Date of event which requires filing of this statement: 04/17/2026
Amends the filing with accession number 0001193125-18-201131
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,742,117; sole dispositive power 0; shared dispositive power 11,742,117; aggregate amount beneficially owned 11,742,117 (12.6% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,742,117; sole dispositive power 0; shared dispositive power 11,742,117; aggregate amount beneficially owned 11,742,117 (12.6% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,742,117; sole dispositive power 0; shared dispositive power 11,742,117; aggregate amount beneficially owned 11,742,117 (12.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value $0.00003881 per share
Name of issuer: MeiraGTx Holdings plc
Address of issuer's principal executive offices: 655 Third Avenue, Suite 1115, New York, New York (NY), 10017

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 8 to Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 92,557,237 outstanding Ordinary Shares, as reported by the Issuer in its Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 16, 2026, and give effect to (i) the exercise of Warrants (as defined below) for 700,000 Ordinary Shares as if such Warrants had been exercised, (ii) the exercise of vested stock options for 115,459 Ordinary Shares, and (iii) the settlement of vested deferred share units for an aggregate of 140,000 Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The Master Fund holds (i) stock options exercisable for a total of 15,459 Ordinary Shares, all of which are currently exercisable, and (ii) Warrants for 700,000 Ordinary Shares. Ellen Hukkelhoven, the Head of Investment Research of Perceptive, holds (i) stock options exercisable for a total of 100,000 Ordinary Shares, all of which are currently exercisable or become exercisable within 60 days, and (ii) 140,000 deferred share units, all of which have vested or will vest within 60 days. The Reporting Persons have rights to the stock options and deferred share units held by Ms. Hukkelhoven pursuant to a management fee offset.
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of this Amendment No. 8 is incorporated by reference to this Item 5(c). On April 17, 2026, the Master Fund purchased 555,555 Ordinary Shares at a price per share of $9.00 in the Issuer's underwritten offering. Except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

On March 25, 2026, the Issuer, Perceptive Credit Holdings III, L.P. ("Credit Fund III"), and the other parties to the Notes Purchase Agreement (as defined below) entered into Amendment No. 4 thereto (the "Notes Purchase Agreement Amendment") whereby, among other things, the exercise price of the Warrants was adjusted to $8.00 per share. On August 2, 2022, the Issuer, Credit Fund III and the other parties thereto entered into a senior secured financing arrangement (the "Financing Agreement") pursuant to which Credit Fund III and the other lenders party thereto agreed to lend to the Issuer an initial $75 million term loan and an additional $25 million term loan tranche to be made available at Credit Fund III's sole discretion. In connection with entering into the Financing Agreement, the Issuer issued to Credit Fund III (i) warrants exercisable for 400,000 Ordinary Shares at an exercise price of $15.00 per share and (ii) warrants exercisable for 300,000 Ordinary Shares at an exercise price of $20.00 per share (collectively, the "Warrants"). The Warrants are immediately exercisable and expire on August 2, 2027. On December 19, 2022, the Financing Agreement was converted into a Notes Purchase Agreement.

Perceptive Credit Advisors LLC ("Perceptive Credit Advisors") serves as the investment advisor to Credit Fund III and as a relying advisor under Perceptive Advisors. Mr. Edelman is the managing member of Perceptive Credit Advisors.

The foregoing description of the Warrants and the Notes Purchase Agreement Amendment is qualified in its entirety by reference to the full text of the Warrants and the Notes Purchase Agreement Amendment, copies of which are included as Exhibit 7 and Exhibit 8 hereto, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 7 Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022)
Exhibit 8 Amendment No. 4 to Amended and Restated Notes Purchase Agreement and Amendment No. 1 to Warrant Certificates, dated March 25, 2026, by and among MeiraGTx Holdings plc, as issuer, the subsidiary guarantors and noteholders from time to time party thereto, and Perceptive Credit Holdings III, LP, as administrative agent and noteholder. (incorporated by reference to Exhibit 10.53 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2026)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/24/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (04/24/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/24/2026)